Pembina Pipeline Corporation Announces Successful Completion of Consent and Proxy Solicitation for 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1
CALGARY, ALBERTA, July 23, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce the completion of its previously announced solicitation of written consents and proxies (the "Solicitation") from holders (the "Series 1 Noteholders") of Pembina's 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1 due January 25, 2081 (the "Series 1 Notes"). The Solicitation received strong support and the Extraordinary Resolution (as defined below) was approved by Series 1 Noteholders.
As previously announced, pursuant to the Solicitation, the Series 1 Noteholders were asked to consider and, if deemed advisable, pass an extraordinary resolution (the "Extraordinary Resolution") to approve certain proposed amendments (the "Proposed Amendments") to the indenture dated January 25, 2021 (the "Series 1 Note Indenture") between Pembina, as issuer, and Computershare Trust Company of Canada, as trustee (the "Trustee"), and to authorize Pembina, at its option, and the Trustee to enter into a supplemental indenture (the "Supplemental Indenture"), pursuant to which the Proposed Amendments will be implemented. The Proposed Amendments provide for, among other things, the exchange of all of the outstanding Series 1 Notes for an equal principal amount of 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 3 of the Company due January 25, 2081 (the "Series 3 Notes").
The deadline for the submission of written consents by Series 1 Noteholders expired at 5:00 p.m. (Calgary time) on July 22, 2025 (the "Written Consent Deadline"). In order to pass, the Extraordinary Resolution required the written consent of the registered holders of not less than 66 2/3% of the aggregate principal amount of the outstanding Series 1 Notes. As at the Written Consent Deadline, Series 1 Noteholders representing in excess of 66 2/3% of the aggregate principal amount of outstanding Series 1 Notes consented to the Extraordinary Resolution. As a result, Pembina and the Trustee will promptly execute the Supplemental Indenture pursuant to which the Proposed Amendments will become effective and all of the outstanding Series 1 Notes will be exchanged for an equal principal amount of Series 3 Notes.
As a result of the Extraordinary Resolution being passed by written consent of the Series 1 Noteholders prior to the Written Consent Deadline, the meeting of the Series 1 Noteholders that was previously scheduled for 12:15 p.m. (Calgary time) on July 28, 2025 is cancelled.
The full text of the Extraordinary Resolution and additional details in respect of the Solicitation, the Proposed Amendments and the Series 3 Notes are more fully described in the consent and proxy solicitation statement of Pembina dated June 30, 2025 (the "Consent and Proxy Solicitation Statement"). A copy of the Consent and Proxy Solicitation Statement is available under the Company's SEDAR+ profile at www.sedarplus.ca.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Disclaimer
This news release does not constitute an offer to sell or the solicitation of an offer to buy the Series 1 Notes or any other securities in any jurisdiction. The Consent and Proxy Solicitation Statement does not constitute a solicitation of consents or proxies in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable securities laws. The Series 3 Notes have not been approved or disapproved by any regulatory authority. The Series 3 Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons except in transactions exempt from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to the expected timing and effect of the execution of the Supplemental Indenture and the implementation of the Proposed Amendments; the exchange of Series 1 Notes for Series 3 Notes; and the creation and issuance of the Series 3 Notes and the terms thereof.
These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: the expected impact of the Proposed Amendment and the exchange of Series 1 Notes for Series 3 Notes on the credit ratings in respect of Pembina and its securities; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on May 8, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impacts of a changing risk profile and possible subjection to, or continuation of, a credit rating review, which may result in a downgrade or negative outlook being assigned to Pembina or its securities, including the Series 1 Notes and the Series 3 Notes; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com